                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                     ---------------------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                       CONSOLIDATED CAPITAL PROPERTIES IV
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. - OFFEROR
                      (Names of Filing Persons (Identifying
                  Status as Offeror, Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*                    Amount of Filing Fee**
-----------------------------             --------------------------------------
$19,804,858                               $1,822.05

*    For purposes of calculating the fee only.
**   Previously paid.


     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    __________            Filing Party:  ___________

     Form or Registration No.:  __________            Date Filed:    ___________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject     [ ] going-private transaction
         to Rule 14d-1.                           subject to Rule 13e-3.

     [ ] issuer tender offer subject to       [ ] amendment to Schedule 13D
         Rule 13e-4.                              under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             TENDER OFFER STATEMENT

     This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership, in connection with its tender offer to purchase outstanding units of limited partnership interest of Consolidated Capital Properties IV, a California limited partnership, at a price of $128.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 13, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement were filed with the original Statement on Schedule TO as Exhibits 1, 2 and 3, respectively.

     The information in Exhibits 1-3 and 5-11 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

     On June 3, 2002, AIMCO Properties, LP. mailed a supplement to the Offer to Purchase, including a Supplemental Letter of Transmittal, and a Supplemental Acknowledgement and Agreement to the holders of units of Consolidated Capital Properties IV. Copies of the Supplement to the Offer to Purchase, the Supplemental Acknowledgement and Agreement and the Supplemental Letter of Transmittal are filed as Exhibits 9, 10 and 11, respectively.

--------------------------------------------------------------------------------

Item 12.   Exhibits.

1 Offer to Purchase limited partnership units of Consolidated Capital Properties IV, dated May 13, 2002. (Previously filed.)

2 Letter of Transmittal and related instructions, dated May 13, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)). (Previously filed.)

3    Acknowledgement and Agreement, dated May 13, 2002. (Previously filed.)

4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of Consolidated Capital Properties IV. (Previously filed.)

5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit
     10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.

7 Quarterly Report of AIMCO Properties, L.P. for the quarter ended March 31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of Consolidated Capital Properties IV. (Previously filed.)

9    Supplement to the Offer to Purchase, dated June 3, 2002.

10   Supplemental Acknowledgement and Agreement, dated June 3, 2002.

11 Letter of Transmittal and related instructions, dated June 3, 2002 (included as Annex I to the Supplement to the Offer to Purchase attached as Exhibit 9).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2002
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY


                                        By:      /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President
                                            of each of the foregoing entities

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
   1           Offer to Purchase limited partnership units of Consolidated
               Capital Properties IV, dated May 13, 2002. (Previously filed.)

   2 Letter of Transmittal and related instructions, dated May 13, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)). (Previously filed.)

   3 Acknowledgement and Agreement, dated May 13, 2002. (Previously filed.)

   4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of Consolidated Capital Properties IV.
               (Previously filed.)

   5           Third Amended and Restated Credit Agreement (Secured Revolving
               Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP
               Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties,
               L.P.'s Quarterly Report on Form 10-Q for the quarter ended
               September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

   6           Annual Report of AIMCO Properties, L.P. for the year ended
               December 31, 2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.

   7           Quarterly Report of AIMCO Properties, L.P. for the quarter ended
               March 31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

   8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of Consolidated Capital Properties IV.
               (Previously filed.)

   9           Supplement to the Offer to Purchase, dated June 3, 2002.

   10          Supplemental Acknowledgement and Agreement, dated June 3, 2002.

   11 Letter of Transmittal and related instructions, dated June 3, 2002 (included as Annex I to the Supplement to the Offer to Purchase attached as Exhibit 9).

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